UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
UNITED TECHNOLOGIES CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	1-812	06-0570975
(State or other jurisdiction of incorporation or organization)	(commission file number)	(IRS Employer Identification No.)

One Financial Plaza, Hartford CT	06101
(Address of principal executive offices)	(zip code)

Charles D. Gill, Senior Vice President and General Counsel	(860) 728-7000
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

United Technologies Corporation is submitting this Specialized Disclosure Report on Form SD for the calendar year ended December 31, 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms used and not defined in this report have the meanings ascribed thereto in Form SD as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule.
As used herein, the terms “we,” “us,” “our,” “the Company,” or “UTC,” unless the context otherwise requires, mean United Technologies Corporation and its subsidiaries. United Technologies Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of United Technologies Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. References to internet websites in this Form SD are provided only as required by the Rule or for convenience; information available through these websites is not incorporated by reference into this Form SD.
Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report

A.	Introduction

1.	Description of the Form SD and Conflict Minerals Report (an exhibit to Form SD)
This section of our report is intended to provide the reader with an overview of the Rule and its disclosure requirements solely for informational purposes and is not intended to provide a comprehensive discussion of the Rule’s requirements. The reader should refer directly to the Rule for any questions and additional information regarding its legal requirements.
The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Section 1502”). For 2013 and subsequent years, the Rule imposes reporting and disclosure obligations on SEC registrants in the event that conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured during the year for which the report is filed. The Rule requires registrants to post their Form SD and Conflict Minerals Report (“CMR”), as applicable, on their website.
Conflict Minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold. The Rule excludes Conflict Minerals that, prior to January 31, 2013, were located outside the supply chain (i.e., if, before January 31, 2013, the minerals were either (i) fully smelted or refined, as applicable, or (ii) located outside the Covered Countries, as such term is defined below). The Rule applies to registrants regardless of the geographic origin of the Conflict Minerals and without regard to whether the Conflict Minerals fund armed conflict.
Form SD
If a registrant determines that Conflict Minerals contained in the products it manufactures or contracts to manufacture during the calendar year for which the report is filed were necessary to the functionality or production of such products (“Necessary Conflict Minerals”), the registrant must conduct a “reasonable country of origin inquiry” (the “Reasonable Country of Origin Inquiry” or “RCOI”) that is reasonably designed to determine whether any of those Necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or came from recycled or scrap sources, and file a Specialized Disclosure Report on Form SD describing the RCOI completed and the results of that RCOI.
If, based on its RCOI findings, a registrant knows or has reason to believe that any of its Necessary Conflict Minerals may have originated in any of the Covered Countries and that they may not be from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of the Necessary Conflict Minerals. If, as a result of the due diligence undertaken, the registrant determines that its Necessary Conflict Minerals did not originate in the Covered Countries or did come from recycled or scrap sources, a CMR is not required, but the registrant must disclose its determination and briefly describe, in the body of its Form SD under a separate heading entitled “Conflict Minerals Disclosure,” the RCOI, the results of the inquiry, and the due diligence efforts that it undertook in making its determination. Otherwise, the registrant must file a CMR as an exhibit to its Form SD.
Conflict Minerals Report
Registrants filing a CMR may, but are not required to, describe their products as “DRC conflict undeterminable,” “DRC conflict free,” or “not found to be DRC conflict free,” as those terms are defined in the Form SD adopted by the SEC. The DRC conflict undeterminable status is available for all registrants through the May 2015 filing covering manufacturing activities during the 2014 calendar year. If a registrant voluntarily elects to describe any of its products as “DRC conflict free” in its CMR, it would be permitted to do so, provided it has obtained an independent private sector audit (“IPSA”) as required by the Rule. Pending further guidance from the SEC, an IPSA is not required unless a registrant voluntarily elects to describe a product as “DRC conflict free” in its CMR. Based on the outcome of the due diligence undertaken, the CMR may include one or more of the following:

•	A description of the measures a registrant has taken to exercise due diligence regarding the source and chain of custody of its Necessary Conflict Minerals;

•	The efforts to determine the mine or location of origin of its Necessary Conflict Minerals with the greatest possible specificity;

•	The facilities used to process Necessary Conflict Minerals in its products, if known;

•	The country of origin of Necessary Conflict Minerals in its products, if known; and

•
A description of the steps the registrant has taken or will take, if any, since the end of the period covered in the most recent prior CMR to mitigate the risk that its Necessary Conflict Minerals benefit armed groups, including any steps to improve due diligence.

2.	Company Overview
General
UTC provides high technology products and services to the building systems and aerospace industries worldwide. Our operating units include businesses with operations throughout the world. Otis and UTC Climate, Controls & Security serve customers in the commercial, governmental and residential property sectors worldwide. UTC Climate, Controls & Security also serves industrial, transport refrigeration and food service equipment customers. Pratt & Whitney, UTC Aerospace Systems and Sikorsky primarily serve commercial and government customers in both the original equipment and aftermarket parts and services markets for the aerospace industry. Pratt & Whitney also serves customers in certain industrial markets.
Description of Business by Segment
UTC’s operations for the period discussed herein are classified into five principal segments: Otis, UTC Climate, Controls & Security, Pratt & Whitney, UTC Aerospace Systems, and Sikorsky. The principal products and services of each segment are as follows:
Otis - elevators, escalators and moving walkways and service.
UTC Climate, Controls & Security - heating, ventilating, air conditioning (HVAC) and refrigeration systems, controls, services and energy-efficient products for residential, commercial, industrial and transportation applications, fire and special hazard detection and suppression systems, firefighting equipment, security and monitoring and rapid response systems and service.
Pratt & Whitney - commercial, military, business jet and general aviation aircraft engines, auxiliary power units and parts and services.
UTC Aerospace Systems - aerospace products and aftermarket services, including electric power generation, management and distribution systems, flight control systems, engine control systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire protection and detection systems, propeller systems, aircraft nacelles, and interior, actuation, landing and electronic systems.
Sikorsky - military and commercial helicopters, and helicopter and aircraft aftermarket parts and services.

B.	Conflict Minerals Disclosure
As discussed below, we believe that Conflict Minerals were necessary to the functionality or production of one or more products manufactured or contracted to be manufactured by UTC during 2013. The results of UTC’s investigation regarding the origin of Necessary Conflict Minerals in its supply chain is described below in section 5, Results of RCOI, and in the CMR attached hereto as Exhibit 1.02.

1.	Supply Chain
Our supply chain is multi-tiered, complex, and globally dispersed. There are multiple tiers between UTC’s operating units and the mines where Necessary Conflict Minerals originate. We rely on our suppliers that have a direct contractual relationship with UTC (“Direct Suppliers”) to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us. Our Direct Suppliers, in turn, likely rely upon their suppliers, and their suppliers’ suppliers, for this information.

2.	Conflict Minerals Policy
UTC established a corporate policy with respect to the sourcing of Conflict Minerals. A copy of this policy is available on UTC’s website at: http://www.utc.com/Suppliers/Documents/conflict_minerals_policy.pdf. Among other things, our corporate policy expresses UTC’s expectation that our suppliers will comply with the Rule and support UTC in fulfilling its obligations under the Rule. The policy also expresses UTC’s preference to source Conflict Minerals originating in any of the Covered Countries from a smelter or refiner verified through an independent third-party audit to be conflict-free (“CFS”). The Conflict-Free Sourcing Initiative (“CFSI”), of which UTC is a member, publishes a list of such verified conflict-free smelters and refiners as part of its Conflict-Free Smelter Program. The policy also expresses UTC’s commitment to continue to support initiatives that enable the sourcing of Conflict Minerals from verified conflict-free smelters or refiners. UTC’s policy with respect to the sourcing of Conflict Minerals informed its RCOI.

3.	RCOI Determination
UTC has concluded in good faith that during the 2013 calendar year,

i.
UTC, through its operating segments, manufactured or contracted to manufacture products that contained Conflict Minerals; UTC has determined that the use of these Conflict Minerals was necessary to the functionality or production of these products.

ii.
Based on the RCOI conducted, UTC has determined that at least a portion of its Necessary Conflict Minerals originated outside of the Covered Countries. We have described our RCOI in this Form SD. Our RCOI informed the due diligence discussed in the CMR, attached hereto as Exhibit 1.02.

iii.
Based on the RCOI conducted, UTC has reason to believe that at least a portion of its Necessary Conflict Minerals may have originated in the Covered Countries, and has reason to believe that such portion of its Necessary Conflict Minerals may not be from recycled or scrap sources. Accordingly, UTC exercised due diligence regarding the source and chain of custody of its Necessary Conflict Minerals, as discussed in the CMR, attached hereto as Exhibit 1.02.

4.	Description of RCOI
Overview
UTC is a large and complex organization with tens of thousands of Direct Suppliers. Our operating segments developed a risk-based approach for identifying Direct Suppliers for which they believed there was an increased likelihood that the materials or components supplied contain Necessary Conflict Minerals that were incorporated into our products. The RCOI efforts that our operating segments undertook during this reporting period generally focused on suppliers believed to represent a high risk of providing materials or components that may contain Necessary Conflict Minerals and/or believed to represent a significant portion of annual spending for materials or components that may contain Necessary Conflict Minerals.
Applicability Assessment
We conducted an assessment to investigate whether and the extent to which the Rule may apply to the products the operating segments manufactured or contracted to manufacture during the reporting period (“applicability assessment”). The applicability assessment strategy undertaken by each operating segment was informed in part by the capabilities of our existing technology infrastructure.
Each operating segment has enterprise resource planning, procurement, and product specification data management systems. These systems are not necessarily linked and were not designed for Conflict Minerals reporting. UTC therefore evaluated the ability to mobilize current technology infrastructure of each operating segment to gather information relevant to Conflict Minerals. Factors considered included the ability to: (i) identify Conflict Minerals content in products our operating segments manufactured or contracted to manufacture, (ii) identify Conflict Minerals content in materials or components provided by Direct Suppliers, and (iii) link Direct Supplier contact information to material content information for products and/or components. Given the varied nature of each operating segment’s products and existing data management systems, each of the five operating segments undertook a separate applicability assessment.
As part of the applicability assessment, we developed an approach for identifying, to the extent possible: (i) our operating segments’ products that contain Necessary Conflict Minerals, and (ii) corresponding Direct Suppliers who provided materials or components containing Necessary Conflict Minerals that are incorporated into our operating segments’ products. To the extent an operating segment could not readily determine whether its products contain Necessary Conflict Minerals, it developed a risk-based approach for identifying suppliers who were more likely to supply components or materials containing Necessary Conflict Minerals based on factors such as the nature of the component supplied.

Supplier Segmentation
Using the applicability approach developed, each operating segment identified a list of Direct Suppliers to survey for purposes of the RCOI undertaken for this reporting period. The criteria for selecting the suppliers to include in the supply chain survey varied given each operating segment’s unique circumstances, but generally included consideration of the information technology infrastructure capabilities at the operating segment, the likelihood of Conflict Minerals content in the materials or components supplied, and/or the suppliers believed to represent a significant portion of annual spending for materials or components likely to contain Conflict Minerals.
Supplier Engagement
During 2012, each operating segment published or sent a letter to certain Direct Suppliers we identified who provided materials or components used in our operating segments’ products. The letter informed suppliers of the Conflict Minerals disclosures required under Section 1502 and contained suggestions for preparing for the new reporting requirements. Suggestions included that the suppliers send the communication letter to the suppliers’ suppliers with a request that those sub-tier suppliers forward the communication letter to every level of their supply chain, and that the suppliers begin preparations for the new reporting requirements by determining which materials, parts and assemblies they purchase or manufacture that are likely to contain one or more of the Conflict Minerals. The letter was written in English and translated into ten additional languages (Chinese, French, Spanish, German, Italian, Turkish, Japanese, Korean, Polish and Portuguese).
During 2013 and the first three months of 2014, we conducted a supply chain survey to investigate whether Necessary Conflict Minerals in our products originated from the Covered Countries. We used a survey template designed by the CFSI, known as the Conflict Minerals Reporting Template (“CMRT”) or a survey tool based on the CMRT. Among other inquiries, the survey contained questions regarding whether the products the supplier manufactured or contracted to manufacture contained Necessary Conflict Minerals, the supplier’s policy with respect to DRC conflict-free sourcing, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of smelters that processed the supplier’s Conflict Minerals, and the names and locations of the mines where its Conflict Minerals were sourced.
UTC developed a web-based presentation about Conflict Minerals and provided it to the Direct Suppliers surveyed. The presentation provided a summary of the relevant requirements of the Rule, UTC’s obligations under the Rule, and UTC’s expectation that its suppliers provide their full cooperation with UTC’s supply chain investigation. UTC developed and provided the Direct Suppliers surveyed with a web-based training presentation that provided step-by-step instructions for responding to our Conflict Minerals survey. UTC also notified Direct Suppliers as to the availability of an e-mail address to submit questions about the Rule or to seek assistance in interpreting and completing our Conflict Minerals survey.
We incorporated a Conflict Minerals clause in our standard contract terms and conditions of purchase for the negotiation of new and renewal contracts. The Conflict Minerals clause requires our Direct Suppliers to comply with the Rule; except that Direct Suppliers who are not registrants are not required to comply with the Rule’s filing requirements.
Review of Supplier Survey Responses
UTC and operating segment representatives reviewed and evaluated the survey responses received for reliability, based on an established set of criteria and a defined review process. Survey responses that indicated the supplier potentially sourced Necessary Conflict Minerals from the Covered Countries, as well as survey responses that we identified as potentially inconsistent, incomplete, or inaccurate were “red flagged” based on defined criteria. The red flag review included automated logical tests based on the responses to our survey questions. Each supplier survey response that failed one or more red flag review tests was manually reviewed to determine whether additional follow up was necessary to assess risk. When warranted based on established criteria, suppliers were sent notification letters requesting follow-up action. Non-responsive suppliers received up to three follow-up letters reminding them to submit their survey responses within the stated time period.

5.	Results of RCOI
UTC’s operating segments conducted a supply chain survey with a subset of the Direct Suppliers for which we believed there was an increased likelihood that the materials or components supplied to UTC contain Necessary Conflict Minerals. In total, UTC’s operating segments sent 1,681 conflict minerals surveys to Direct Suppliers, estimated to represent over $9 billion in spending by our operating segments during 2013. We relied on these Direct Suppliers to provide us with information about the source of Necessary Conflict Minerals that may be in the materials or components that they supplied during this reporting period. Of the 1,681 conflict minerals surveys sent, we received 909 completed surveys, representing a response rate of 54%.
Through the above described review of supplier survey responses, and as a result of the due diligence measures undertaken as described in the CMR attached hereto as Exhibit 1.02, UTC has determined that at least a portion of its Necessary Conflict Minerals originated outside of the Covered Countries.

UTC also believes it is reasonable to conclude that at least a portion of its Necessary Conflict Minerals may have originated in the Covered Countries and that those Necessary Conflict Minerals may not be from recycled or scrap sources. Based on this determination, UTC exercised due diligence on the source and chain of custody of such Necessary Conflict Minerals, as described in the Conflict Minerals Report included as Exhibit 1.02 to this Specialized Disclosure Report on Form SD.

6.	Form SD and Conflict Minerals Report Available on Company Website
In accordance with the Rule, UTC is filing this Specialized Disclosure Report on Form SD and the Conflict Minerals Report included as Exhibit 1.02 hereto. Copies of both reports are also available on UTC’s company website at: http://www.utc.com/Investor+Relations/SEC+Filings.
Item 1.02     Exhibit
A copy of UTC’s Conflict Minerals Report is included as Exhibit 1.02 hereto. A copy is also available on the Company’s publicly available website at: http://www.utc.com/Investor+Relations/SEC+Filings.
Section 2 - Exhibits
Item 2.01    Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNITED TECHNOLOGIES CORPORATION
(Registrant)

Date: June 2, 2014	By:	/s/ CHARLES D. GILL
Charles D. Gill
Senior Vice President and General Counsel

Date: June 2, 2014	By:	/s/ BENOIT BROSSOIT
Benoit Brossoit
Vice President, UTC Operations

Exhibit Index

Exhibit Number	Exhibit Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form